

November 18, 2011

<u>Via Facsimile</u>
Mr. Frederick J. Pucillo, Jr.
Chief Executive Officer
Sungro Minerals, Inc.
111 Airport Rd., Unit 5
Warwick, RI 02889

> **Re:** **Sungro Minerals, Inc.**
> **Form 10-K/A for Fiscal Year Ended**
> **November 30, 2010**
> **Filed October 25, 2011**
> **File No. 0-53157**

Dear Mr. Pucillo:

We have reviewed your response filed on October 25, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended November 30, 2010

Conglomerate Mesa Claims

1. We note your response to comment 8. We are unable to locate your exploration plans in your amended filing. Please advise. If you currently have no plans for exploration on your properties, please confirm that you will provide adequate disclosure in your future Exchange Act filings to this effect.

You may contact John Coleman at (202) 551-3610 if you have any questions regarding the engineering comment.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief